Filed by Fortis SA NV

    This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities
                                                Exchange Act of 1934, as amended

                                            Subject Company: ABN AMRO Holding NV

                                               Commission File Number: 001-14624

                                                            Date: April 26, 2007


On April 26, 2007, Fortis, Santander and Royal Bank of Scotland issued the following press release:

26 April 2007 - Fortis, RBS and Santander Announcement

Fortis, RBS and Santander (collectively, the "Banks") note the announcement by ABN AMRO that it will provide the Banks with the same information that was previously shared with Barclays. The Banks have received this afternoon the confidentiality agreement that ABN AMRO requires. This agreement contains a standstill provision which would prevent the Banks from making an offer for ABN AMRO within twelve months without the prior written consent of ABN AMRO. The Banks have requested that ABN AMRO remove this standstill provision.

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995 (the "Decree").

In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.